January 28, 2016

VIA EDGAR TRANSMISSION

Era Anagnosti, Legal Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.

Registration Statement on Form S-4 (File No. 333-208877)

Dear Ms. Anagnosti:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bank of the Ozarks, Inc. (the “Company”), hereby respectfully requests that its Registration Statement on Form S-4 filed on January 5, 2016 (File No. 333-208877) as amended on January 28, 2016 (the “Registration Statement”), be declared effective at 3:00 p.m. Eastern Time on January 29, 2016, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact H. Watt Gregory of Kutak Rock LLP, at (501) 975-3102 with any questions you may have concerning this request. In addition, please notify Mr. Gregory when this request for acceleration has been granted.

Sincerely,

BANK OF THE OZARKS, INC.

Greg L. McKinney
By: Greg L. McKinney
Title: Chief Financial Officer and Chief Accounting Officer

cc:	David Lin, SEC Staff Attorney

H. Watt Gregory, III, Kutak Rock LLP